Exhibit 1

Recent Developments update dated September 10, 2003

Recent Developments

     The information included in this section supplements the information about the Republic of Italy that is contained in Exhibit D to the Republic’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2001. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

The Italian Economy

     Italy’s real GDP declined at a seasonally adjusted rate of 0.1 per cent in the second quarter of 2003 and grew at a seasonally adjusted rate of 0.3 per cent during the twelve months ended June 30, 2003, based on ISTAT data. Italy’s seasonally adjusted average unemployment rate decreased from 8.9 per cent during the first quarter of 2003 to 8.8 per cent in the second quarter of 2003. Consumer prices, as measured by the harmonized EU consumer price index, increased at a rate of 2.9 per cent during the twelve months ended July 31, 2003.

2004-2007 Program Document Objectives

     In July 2003 the Government finalized and presented to Parliament its 2004-2007 Program Document. The Program Document is based on the assumption that real GDP will grow 0.8 per cent in 2003, primarily due to sustained domestic demand, somewhat offset by a decline in exports. The general Government budget deficit, as a percentage of GDP, is targeted at 2.3 per cent in 2003, unchanged from 2002. The Program Document also targets annual budget deficit reductions, with a substantially balanced budget achieved in 2007 as a result, inter alia, of a progressive increase in primary surplus from 3.0 per cent of GDP in 2003 to 5.2 per cent of GDP in 2007 and a reduction in interest payments from 5.3 per cent of GDP in 2003 to 5.1 per cent of GDP in 2007.

     The following table sets forth information, for the years indicated, on Italy’s projected general Government budget deficit and public debt to GDP ratios, and the gross domestic product and inflation assumptions underlying the 2004-2007 Program Document.

	2003	2004	2005	2006	2007

	(Target)	(Target)	(Target)	(Target)	(Target)
Net Surplus/(Borrowing), as a percentage of GDP	(2.3)	(1.8)	(1.2)	(0.5)	0.1
Primary balance, as a percentage of GDP	3.0	3.1	3.8	4.6	5.2
Public debt, as percentage of GDP	105.6	104.2	101.7	99.4	97.1
GDP (% real growth rate)	0.8	2.0	2.3	2.5	2.6
Inflation (% real growth)	2.4	1.7	1.5	1.4	1.4
Unemployment rate (%)	8.8	8.5	8.2	7.9	7.5

Source: 2004-2007 Program Document

Because the Program Document is based on projections of future economic developments, including international economic trends, there can be no assurance that the objectives of the Program Document will be attained.

Real GDP and Expenditures

     The following table sets forth information relating to real GDP and expenditures for the periods indicated, including revisions of data previously published for 1998 through 2001.

	1998(1)	1999	2000	2001	2002

	(millions of euro)
Real GDP	969,130	985,253	1,016,192	1,034,549	1,038,394
Add: Imports of goods and services	253,285	267,349	291,121	293,955	298,443
Less: Exports of goods and services	276,325	276,584	309,044	312,453	309,409

Total goods and services available for domestic expenditure(2)	946,090	976,018	998,268	1,016,051	1,027,429

Domestic expenditure
Private sector consumption	580,294	595,251	611,570	617,941	620,624
Public sector consumption	171,730	174,188	177,095	183,270	186,464

Total domestic consumption	752,024	769,439	788,665	801,211	807,088
Gross fixed investment	186,229	195,623	209,607	215,147	216,257
Changes in inventories	7,837	10,958	(4)	(308)	4,084

Total domestic expenditures(2)	946,090	976,020	998,268	1,016,050	1,027,429

Source: Annual Report of the Bank of Italy (2003)

(1)	For convenience, 1998 lire amounts have been translated into euros at the fixed exchange rate of Lit. 1936.27 to €1.00, which took effect on January 1, 1999.
(2)	Total goods and services available for domestic expenditure do not match total domestic expenditure figures for each of 1999 and 2001 due to the effect of rounding.

Selected Balance of Payments Indicators 1998 through 2002

     The following table illustrates the balance of payments for the periods indicated, including revisions of data previously published for 1998 through 2001.

	1998(1)	1999	2000	2001	2002

	(millions of euro)
Current Account	20,444	7,692	(6,305)	(740)	(7,318)
Capital Account	2,249	2,789	3,195	936	838
Financial Account	1,282	(8,867)	4,287	(3,294)	8,538
Errors and omissions	(23,975)	(1,614)	(1,177)	3,098	(2,058)

Source: Annual Report of the Bank of Italy (2003)

(1)	For convenience, 1998 lire amounts have been translated into euros at the fixed exchange rate of Lit. 1936.27 to €1.00, which took effect on January 1, 1999.

     Italy’s current account showed a deficit of €7.3 billion in 2002, compared to €0.7 billion in 2001. The deterioration in Italy’s current account was principally due to a deficit on services of €3.7 billion compared to the balance of account recorded in 2001, reflecting a decrease in the surplus on travel and a widening of the deficit on transport and communications, and to an increase in the income deficit from €11.6 billion in 2001 to €15.4 billion in 2002. The current account deficit was partially offset by a decrease in the current transfers deficit from €6.5 billion in 2001 to €5.6 billion in 2002, reflecting lower public net transfer outflows, partially offset by increasing private net transfer outflows. Italy’s visible trade surplus remained substantially unchanged in 2002 and 2001 at €17.3 billion and €17.4 billion, respectively.

     The capital account surplus in 2002 was substantially unchanged at €0.8 billion compared to €0.9 billion in 2001.

     The financial account showed a surplus of €8.5 billion in 2002, compared to a deficit of €3.3 billion in 2001. This was principally attributable to an increase in portfolio investment from a deficit of €7.6 billion in 2001 to a surplus of €16.1 billion in 2002 and to a decrease in net direct investment outflow from €7.4 billion in 2001 to €2.7 billion in 2002. The improvement in the financial account was offset in part by a decrease in surplus on “other investments” from €11.7 billion in 2001 to €1.0 billion in 2002, reflecting an increase in net outflows by Italian banks partially offset by an increase of cash repatriated by Italian residents in the first six months of 2002.

Public Finance — General Government Revenues and Expenditures

     The table below sets forth general Government revenues and expenditures for the five-year period ended at December 31, 2002, including revisions of data previously published for 1998 through 2001. The table does not include revenues from privatizations, which are deposited into a special fund for the repayment of outstanding Treasury securities and cannot be used to finance current expenditures. Accordingly, proceeds from privatizations do not affect the financial balance, but do contribute to a decrease in the public debt and consequently the ratio of public debt to GDP.

	1998(1)	1999	2000	2001	2002

		(millions of euro)
Expenditures
Current expenditures	487,402	492,017	512,253	539,453	551,390
of which
Total consumption	187,981	196,114	209,206	224,827	230,151
of which
Wages and salaries	114,450	117,955	123,480	130,968	134,593
Cost of goods and services	73,531	78,159	85,726	93,859	95,558
Interest expense	86,011	74,738	75,333	78,013	71,261
Production grants	14,420	13,681	13,903	14,473	12,497
Social services	181,894	189,990	195,460	202,217	215,363
Other current expenditures	17,095	17,494	18,351	19,923	22,118
Capital expenditures(2)	41,345	44,088	29,691	47,825	42,888
Investments	25,524	26,773	27,807	30,175	23,165
Investment grants	11,402	13,297	13,292	15,687	17,982
Other capital expenditures	4,420	4,018	(11,408)	1,963	1,741
Total expenditures	528,747	536,105	541,944	587,278	594,278
% of GDP	49.3%	48.4%	46.5%	48.1%	47.2%
Revenues
Current revenues	491,177	511,396	529,290	551,647	559,606
of which
Tax revenues	318,848	333,935	345,718	359,195	360,929
of which
Direct taxes	154,454	166,435	170,547	182,703	177,323
Indirect taxes	164,394	167,500	175,171	176,492	183,606
Social security contributions	137,712	141,131	148,083	153,906	159,306
Revenues from capital	5,392	7,115	5,617	6,124	6,384
Other current revenues	29,225	29,215	29,872	32,422	32,987
Capital revenues	7,372	5,584	5,110	3,402	5,613
Total revenues	498,549	516,980	534,400	555,049	565,219
% of GDP	46.5%	46.7%	45.8%	45.5%	44.9%
Current account surplus/(deficit)	3,775	19,379	17,037	12,194	8,216
% of GDP	0.4%	1.7%	1.5%	1.0%	0.7%
Net borrowing	30,198	19,125	7,544	32,229	29,059
% of GDP	2.8%	1.7%	0.6%	2.6%	2.3%
Primary balance	55,813	55,613	67,789	45,784	42,202
% of GDP	5.2%	5.0%	5.8%	3.8%	3.4%
GDP (nominal value)	1,073,019	1,107,994	1,166,548	1,220,147	1,258,349

Source: Annual Report of the Bank of Italy (2003)

(1)	For convenience, 1998 lire amounts have been translated into euros at the fixed exchange rate of Lit. 1936.27 to €1.00, which took effect on January 1, 1999.
(2)	Revenues from UMTS license sales and disposals of State real estate were deducted from capital expenditures in 2000, 2001 and 2002. Revenues deducted from capital expenditures were, in 2002, €10,800 million, or 0.9 per cent of GDP, from the disposal of State real estate; in 2001, €1,600 million, or 0.2 per cent of GDP, from the disposal of State real estate; in 2000, €13,815 million, or 1.2 per cent of GDP, from the sales of UMTS licenses.

     General government expenditures and revenues have increased in each of the last five years and are expected to increase in 2003. General government expenditures increased 1.2 per cent in 2002, compared to an 8.4 per cent increase in 2001. The slowdown in expenditure growth was primarily due to the effect of revenues from the disposal of State real estate in 2002 totaling €10,800 million, which were deducted from capital expenditures. As a percentage of GDP, general government expenditures declined from 48.1 per cent in 2001 to 47.2 per cent in 2002.

     General government revenues increased 1.8 per cent in 2002 primarily due to a growth in social security contributions. As a percentage of GDP, general government revenues decreased 0.6 percentage points to 44.9 per cent in 2002 from 45.5 per cent in 2001.

     Current account surplus decreased by €3,978 million, or 0.3 per cent of GDP, in 2002, reflecting an increase in total consumption and social services expenditures of €5,324 million and €13,146 million, respectively, partially offset by a €6,752 million decrease in interest expenditures and a €5,400 million increase in social securities contributions.

     The following table sets forth the composition of tax revenues for each of the five fiscal years ended December 31, 2002.

	1998(2)	1999	2000	2001	2002

	(millions of euro)
Direct taxes(1)
Personal income tax	103,406	114,661	113,970	120,931	120,106
Corporate income tax	21,787	29,759	28,622	32,521	29,420
Local income tax	3,289	366	165	195	144
Investment income tax	10,232	11,535	18,426	15,174	12,591
Other(3)	11,036	5,492	3,774	8,739	7,652
Total direct taxes	149,748	161,813	164,957	177,560	169,913
Indirect taxes
VAT	71,052	75,775	89,022	91,515	94,471
Other transaction-based taxes	18,894	16,464	15,042	14,519	16,479
Production taxes	26,051	26,945	26,532	25,936	25,959
Tax on State monopolies	6,061	6,398	7,357	7,305	7,685
National Lottery	6,813	11,701	8,887	7,722	7,642
Others	799	701	679	637	639

Total indirect taxes	129,669	137,983	147,519	147,634	152,875

Total taxes	279,417	299,797	312,476	325,194	322,788

Source: Annual Report of the Bank of Italy (2003)

(1)	The data presented is prepared for the State sector budget and does not correspond precisely to the general government budget figures contained in the preceding table, primarily because the latter include indirect taxes levied by regional and local governments.
(2)	For convenience, 1998 lire amounts have been translated into euros at the fixed exchange rate of Lit. 1936.27 to €1.00, which took effect on January 1, 1999.
(3)	Taxes classified as “other” are non-recurring and, accordingly, this item is highly variable.

     Direct taxes receipts decreased by 4.3 per cent, principally due to a decline in corporate income tax receipts attributable to the slowdown in the global and U.S. economies and a decrease in investment income tax due to the decline in share prices and capital gains tax receipts from sales of non-listed companies. Furthermore, direct tax receipts decreased due to the effect of tax cuts introduced in 2000 and 2001.

     Indirect taxes include VAT, excise duties, stamp duties and other taxes levied on expenditures. As a percentage of GDP, indirect tax receipts increased slightly from 14.5 per cent in 2001 to 14.6 per cent in 2002.

Public Debt

     The following table shows the total debt incurred by the Treasury as of the dates indicated. Total debt incurred by the Treasury differs from Italy’s total public debt as it does not include liabilities to holders of postal savings accounts and debt incurred by other state sector entities and other general government entities.

Public Debt of the Treasury

	March 31, 2003	June 30, 2003

	(millions of euro)
Short term bonds (BOT)	132,453	136,075
Medium and long term bonds (initially incurred or issued in Italy)	953,507	957,804
External bonds (initially incurred or issued outside Italy)	90,730	89,256	(1)

Total debt incurred by the Treasury(2)(3)	1,176,690	1,183,135

Source: Ministry of Economy and Finance

(1)	Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements.

In addition, the total amount of external bonds shown above includes (i) US$989 million of debt originally incurred outside Italy by Ferrovie dello Stato S.p.A., or FS, the State railway entity, and assumed by the Treasury by law in 1996 and (ii) approximately €3,851 million in obligations outstanding at June 30 under Italy’s $5 billion Commercial Paper program, with maturities of less than one year.

The amount of external bonds shown above does not correspond to the total amount of external bonds indicated in the table “External Bonds of the Treasury as of June 30, 2003” below, which does not take into account (i) the effect of currency swaps, (ii) FS debt incurred outside Italy, and (iii) Italy’s Commercial Paper program.

(2)	Does not include €516 million of bonds issued by FS.

     The following table shows the external bonds of the Treasury issued and outstanding as of June 30, 2003.

External Bonds of the Treasury
as of June 30, 2003

		Initial Public			Original Principal	Principal Amount
Title	Interest Rate(%)	Offering Price	Date of Issue	Maturity Date	Amount	Outstanding	Equivalent in euro

US$(1)
$2,000,000,000	6.000%	99.851%	September 27, 1993	September 27, 2003	2,000,000,000	2,000,000,000	1,750,240,658
$3,500,000,000	6.875%	98.725%	September 27, 1993	September 27, 2023	3,500,000,000	3,500,000,000	3,062,921,152
$1,500,000,000	6.025% - 6.88%	100.000%	March 5, 1996	March 5, 2004/12	1,500,000,000	1,500,000,000	1,312,680,494
$750,000,000	5.81% - 6.70%	100.000%	March 5, 1996	March 5, 2002/10	750,000,000	750,000,000	656,340,247
$1,500,000,000	5.97% - 6.25%	100.000%	December 20, 1996	December 20, 2004/12	1,500,000,000	1,500,000,000	1,312,680,494
$2,500,000,000	6.000%	99.755%	May 29, 1998	May 29, 2008	2,500,000,000	2,500,000,000	2,187,800,823
$200,000,000	3.550%	101.625%	October 22, 1998	October 22, 2003	200,000,000	200,000,000	175,024,066
$3,000,000,000	5.000%	99.465%	November 20, 1998	November 20, 2003	3,000,000,000	3,000,000,000	2,625,360,987
$2,000,000,000	7.250%	99.682%	February 7, 2000	February 7, 2005	2,000,000,000	2,000,000,000	1,750,240,658
$1,000,000,000	5.250%	99.737%	January 16, 2001	January 16, 2004	1,000,000,000	1,000,000,000	875,120,329
$2,000,000,000	6.000%	99.274%	February 22, 2001	February 22, 2011	2,000,000,000	2,000,000,000	1,750,240,658
$1,000,000,000	5.250%	99.933%	February 26, 2001	January 16, 2004	1,000,000,000	1,000,000,000	875,120,329
$2,000,000,000	5.250%	99.506%	April 5, 2001	April 5, 2006	2,000,000,000	2,000,000,000	1,750,240,658
$100,000,000	5.000%	99.635%	May 15, 2001	May 15, 2005	100,000,000	100,000,000	87,512,033
$85,930,000	Zero Coupon	100.000%	May 25, 2001	various	85,930,000	85,930,000	75,199,090
$3,000,000,000	4.375%	99.468%	October 25, 2001	October 25, 2006	3,000,000,000	3,000,000,000	2,625,360,987
$2,000,000,000	4.375%	98.007%	January 28, 2002	October 25, 2006	2,000,000,000	2,000,000,000	1,750,240,658
$2,000,000,000	5.625%	99.893%	March 1, 2002	June 15, 2012	2,000,000,000	2,000,000,000	1,750,240,658
$2,000,000,000	4.625%	99.594%	March 22, 2002	June 15, 2005	2,000,000,000	2,000,000,000	1,750,240,658
$1,000,000,000	5.625%	99.392%	May 8, 2002	June 15, 2012	1,000,000,000	1,000,000,000	875,120,329
$300,000,000	3 mth libor - 0.065%	100.000%	August 1, 2002	August 1, 2007	300,000,000	300,000,000	262,536,099
$3,000,000,000	3.625%	99.721%	September 4, 2002	September 4, 2007	3,000,000,000	3,000,000,000	2,625,360,987
$3,000,000,000	2.500%	99.767%	January 30, 2003	March 31, 2006	3,000,000,000	3,000,000,000	2,625,360,987
$2,000,000,000	5.375%	98.436%	February 27, 2003	June 15, 2033	2,000,000,000	2,000,000,000	1,750,240,658
$2,000,000,000	4.375%	99.694%	February 27, 2003	June 15, 2013	2,000,000,000	2,000,000,000	1,750,240,658
$1,250,000,000	3.25%	99.949%	May 6, 2003	May 6, 2008	1,250,000,000	1,250,000,000	1,093,900,411
Euro(2)
€1,000,000,000	3 mth libor	100.000%	October 30, 1990	October 30, 2005	1,000,000,000	1,000,000,000	1,000,000,000
€2,500,000,000	9.250%	98.160%	March 7, 1991	March 7, 2011	2,500,000,000	2,500,000,000	2,500,000,000
€1,022,583,762	3 mth libor + 0.0625%	99.887%	December 11, 1995	December 20, 2002/10	1,022,583,762	1,022,583,762	1,022,583,762
€1,000,000,000	6.000%	99.250%	April 2, 1997	April 2, 2004	1,000,000,000	1,000,000,000	1,000,000,000
€567,225,275	6.250%	100.790%	May 29, 1997	May 29, 2012	567,225,275	567,225,275	567,225,275
€762,245,086	5.875%	101.594%	July 2, 1997	July 2, 2007	762,245,086	762,245,086	762,245,086
€1,533,875,644	5.750%	101.663%	July 10, 1997	July 10, 2007	1,533,875,644	1,533,875,644	1,533,875,644
€60,000,000	FRN/FX	99.610%	October 8, 1998	October 8, 2018	60,000,000	60,000,000	60,000,000
€61,355,026	Zero coupon	85.336%	October 12, 1998	September 29, 2003	61,355,026	61,355,026	61,355,026
€300,000,000	Index linked	101.425%	October 15, 1998	October 15, 2018	300,000,000	300,000,000	300,000,000
€1,000,000,000	4.000%	99.342%	October 26, 1998	October 26, 2005	1,000,000,000	1,000,000,000	1,000,000,000
€176,082,000	7.0% (stepdown)	100.900%	February 12, 1999	February 12, 2004	176,082,000	176,082,000	176,082,000
€1,000,000,000	CMS	99.950%	May 6, 1999	May 6, 2019	1,000,000,000	1,000,000,000	1,000,000,000
€1,000,000,000	CMS	101.600%	June 28, 1999	June 28, 2029	1,000,000,000	905,000,000	905,000,000

		Initial Public			Original Principal	Principal Amount
Title	Interest Rate(%)	Offering Price	Date of Issue	Maturity Date	Amount	Outstanding	Equivalent in euro

€1,000,000,000	CMS	100.750%	August 30, 1999	August 30, 2019	1,000,000,000	1,000,000,000	1,000,000,000
€1,000,000,000	5.250%	99.952%	March 10, 2000	March 10, 2005	1,000,000,000	1,000,000,000	1,000,000,000
€2,000,000,000	4.750%	99.706%	January 23, 2001	January 23, 2006	2,000,000,000	2,000,000,000	2,000,000,000
€150,000,000	Zero Coupon	100.000%	February 20, 2001	February 20, 2031	150,000,000	150,000,000	150,000,000
€3,000,000,000	5.750%	100.040%	July 25, 2001	July 25, 2016	3,000,000,000	3,000,000,000	3,000,000,000
€400,000,000	3 mth libor - 0.06%	100.000%	January 22, 2002	January 22, 2012	400,000,000	400,000,000	400,000,000
Swiss Francs(3)
ChF 300,000,000	Zero Coupon	30.873%	December 11, 1985	December 11, 2005	300,000,000	300,000,000	193,000,515
ChF 1,000,000,000	3.250%	102.250%	July 1, 1997	July 1, 2004	1,000,000,000	1,000,000,000	643,335,049
ChF 1,000,000,000	3.500%	102.900%	September 25, 1998	September 25, 2008	1,000,000,000	1,000,000,000	643,335,049
ChF 1,500,000,000	3.125%	99.825%	January 15, 1999	July 15, 2010	1,500,000,000	1,500,000,000	965,002,573
ChF 1,000,000,000	3 mth libor - 0.1%	100.060%	March 24, 2000	March 24, 2005	1,000,000,000	1,000,000,000	643,335,049
ChF 1,000,000,000	4.000%	100.600%	August 28, 2000	August 28, 2003	1,000,000,000	1,000,000,000	643,335,049
ChF 1,000,000,000	3.625%	100.820%	January 10, 2001	January 10, 2006	1,000,000,000	1,000,000,000	643,335,049
ChF 1,000,000,000	3.000%	100.180%	February 11, 2002	August 11, 2006	1,000,000,000	1,000,000,000	643,335,049
ChF 1,000,000,000	2.000%	100.470%	January 30, 2003	April 30, 2009	1,000,000,000	1,000,000,000	643,335,049
Pounds Sterling(4)
£400,000,000	10.500%	100.875%	April 28, 1989	April 28, 2014	400,000,000	400,000,000	577,034,045
£1,500,000,000	6.000%	98.565%	August 4, 1998	August 4, 2028	1,500,000,000	1,500,000,000	2,163,877,669
£105,000,000	6 mth libor - 0.3%	99.700%	May 2, 2000	May 2, 2005	105,000,000	105,000,000	151,471,437
£600,000,000	3 mth libor - 0.15%	100.000%	March 5, 2003	March 5, 2008	600,000,000	600,000,000	865,551,068
Norwegian Kroners(5)
NOK 2,000,000,000	6.150%	100.000%	September 25, 2002	September 25, 2012	2,000,000,000	2,000,000,000	241,152,710
NOK 2,000,000,000	4.34%	100.000%	June 23, 2003	June 23, 2015	2,000,000,000	2,000,000,000	241,152,710
Japanese Yen(6)
¥150,000,000,000	5.125%	99.980%	July 29, 1993	July 29, 2003	150,000,000,000	150,000,000,000	1,092,339,062
¥200,000,000,000	5.000%	99.540%	December 15, 1994	December 15, 2004	200,000,000,000	200,000,000,000	1,456,452,083
¥125,000,000,000	5.500%	100.000%	December 15, 1994	December 15, 2014	125,000,000,000	125,000,000,000	910,282,552
¥225,000,000,000	3.750%	100.000%	June 8, 1995	June 8, 2005	225,000,000,000	225,000,000,000	1,638,508,593
¥125,000,000,000	4.500%	100.000%	June 8, 1995	June 8, 2015	125,000,000,000	125,000,000,000	910,282,552
¥150,000,000,000	3.800%	100.000%	April 4, 1996	March 27, 2008	150,000,000,000	150,000,000,000	1,092,339,062
¥100,000,000,000	3.700%	100.000%	November 14, 1996	November 14, 2016	100,000,000,000	100,000,000,000	728,226,041
¥100,000,000,000	3.450%	99.800%	March 24, 1997	March 24, 2017	100,000,000,000	100,000,000,000	728,226,041
¥100,000,000,000	1.800%	99.882%	February 23, 2000	February 23, 2010	100,000,000,000	100,000,000,000	728,226,041
¥100,000,000,000	0.375%	99.936%	October 10, 2001	October 10, 2006	100,000,000,000	100,000,000,000	728,226,041
¥100,000,000,000	0.375%	99.800%	April 2, 2002	October 10, 2006	100,000,000,000	100,000,000,000	728,226,041

TOTAL OUTSTANDING							79,186,854,737	(7)

Source: Ministry of Economy and Finance

(1)	U.S. dollar amounts have been converted into euro at $1.1427/€1.00, the exchange rate prevailing at June 30, 2003.
(2)	External debt denominated in currencies of countries that have adopted the euro have been converted into euro at the fixed rate at which those currencies where converted into euro upon their issuing countries becoming members of the European Monetary Union.
(3)	Swiss Franc amounts have been converted into euro at ChF1.5544/€1.00, the exchange rate prevailing at June 30, 2003.
(4)	Pounds Sterling amounts have been converted into euro at £0.6932/€1.00, the exchange rate prevailing at June 30, 2003.
(5)	Norwegian Kroner amounts have been converted into euro at NOK8.2935/€1.00, the exchange rate prevailing at June 30, 2003.
(6)	Japanese Yen amounts have been converted into euro at ¥137.3200/€1.00, the exchange rate prevailing at June 30, 2003.

(7)	Italy often enters into swap agreements in the ordinary course of the management of its debt. The total amount shown above does not give effect to these arrangements. The following table summarizes the effects on the Treasury’s external bonds after giving effect to currency swaps. Total external bonds before and after swap do not include US$989 million of debt originally incurred outside Italy by FS and assumed by the Treasury by law in 1996.

	As of June 30, 2003

Currency	Before Swap	After Swap

US Dollars	49.38%	13.72%
Euro	24.55%	62.38%
Swiss Francs	7.15%	7.41%
Pounds Sterling	4.75%	3.35%
Norwegian Kroner	0.61%	0.00%
Japanese Yen	13.56%	13.14%
Total External Bonds (in millions of Euro)	€79,187	€88,391

     The total amount shown above does not include US$989 million of debt originally incurred outside Italy by FS and assumed by the Treasury by law in 1996.

     The total amount shown above does not include approximately €3,851 million outstanding under Italy’s Commercial Paper program.